CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Callable Leveraged Steepener Notes due 2034	$7,000,000	$901.60(1)

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-191250,

333-191250-01

Pricing Supplement dated May 27, 2014 to the Prospectus dated September 19, 2013 and the Product Prospectus Supplement dated September 20, 2013

US$7,000,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Callable Leveraged Steepener Notes due May 30, 2034

•	Nomura America Finance, LLC is offering the callable leveraged steepener notes due May 30, 2034 (the “notes”) described below. The notes are part of our underlier spread family of notes and are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	The notes will initially bear interest at a fixed rate of interest and thereafter will bear interest based on the difference between the high side rates underlier (a long-term rate) and the low side rates underlier (a short-term rate) minus the strike of 0.25%, subject to certain limitations and as specified below. In certain circumstances, your notes may not bear any interest.

•	We have the right to redeem the notes, in whole or in part, for 100% of the principal amount plus any accrued and unpaid interest on each quarterly interest payment date, upon five business days’ prior notice, beginning on November 30, 2014.

•	The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.

Issuer:	Nomura America Finance, LLC (“we” or “us”)

Guarantor:	Nomura Holdings, Inc. (“Nomura”)

Principal Amount:	US$7,000,000 (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date)

Interest Rate:

With respect to the interest periods from and including the original issue date to but excluding May 30, 2015, 11.00% per annum

With respect to interest periods from and including May 30, 2015 to but excluding the maturity date (assuming the notes are not earlier redeemed), the interest rate will be a rate per annum equal to the product of (1) the leverage factor (4.00) times (2) the value of the high side rates underlier on the relevant interest determination date minus the value of the low side rates underlier on the relevant interest determination date minus the strike (0.25%); provided, that, under no circumstances, will the per annum interest rate be less than the floor of 0.00% or greater than the cap of 11.00%

Rates Underliers:

The “high side rates underlier” is the 30-year USD CMS rate, determined as set forth in the accompanying prospectus under the caption “Description of Debt Securities and Guarantee—Common Interest Rates—USD CMS Rate,” where the designated maturity is 30 years

The “low side rates underlier” is the 2-year USD CMS rate, determined as set forth in the accompanying prospectus under the caption “Description of Debt Securities and Guarantee—Common Interest Rates—USD CMS Rate,” where the designated maturity is 2 years

Strike:	0.25% as described under “General Terms of the Notes—Strike” in the accompanying product prospectus supplement

Leverage Factor:	4.00 as described under “General Terms of the Notes—Leverage Factor” in the accompanying product prospectus supplement

Cap:	11.00% per annum as described under “General Terms of the Notes—Cap” in the accompanying product prospectus supplement

Floor:	0.00% per annum as described under “General Terms of the Notes—Floor” in the accompanying product prospectus supplement

Interest Payment Dates:	Quarterly on February 28, May 30, August 30, and November 30 of each year, commencing August 30, 2014 and ending on the maturity date

Interest Determination Date:	For each interest period beginning on or after May 30, 2015, 2 U.S. Government securities business days prior to the first day of such interest period

Original Issue Date:	May 30, 2014

Stated Maturity Date:	May 30, 2034. The actual maturity date for your notes may be different if adjusted for business days as described under “General Terms of the Notes—Stated Maturity Date” in the accompanying product prospectus supplement, although no interest will accrue past May 30, 2034

Early Redemption:	Redeemable at our option on each optional redemption date as described under “General Terms of the Notes—Payment upon Early Redemption” in the accompanying product prospectus supplement

Optional Redemption Dates:	Quarterly on February 28, May 30, August 30, and November 30 of each year, commencing on November 30, 2014, and ending on the maturity date

Redemption Notice Period:	Not less than 5 nor more than 45 business days

Business Day:	New York business day, as described under “Description of Debt Securities and Guarantee—Business Days” in the accompanying prospectus

Business Day Convention	Following unadjusted, as described under “Description of Debt Securities and Guarantee—Business Day Conventions” in the accompanying prospectus

Day Count Convention:	30/360, as described under “Description of Debt Securities and Guarantee—Common Day Count Conventions” in the accompanying prospectus

Regular Record Date:	The first calendar day preceding the applicable interest payment date

Denominations:	$1,000 and integral multiples thereof

Defeasance	Not applicable

Program:	Senior Global Medium-Term Notes, Series A

CUSIP No.:	65539ABC3

ISIN No.:	US65539ABC36

Currency:	U.S. dollars

Calculation Agent:	Nomura Securities International, Inc.

Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas

Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)

Trade Date	May 27, 2014

Minimum Initial Investment Amount:	$10,000

Public Offering Price:	100%

Listing:	The notes will not be listed on any securities exchange

Distribution Agent:	Nomura Securities International, Inc.

Description and Terms of the Notes to be Incorporated Into the Master Note:	All of the terms appearing on this cover page beginning with “Issuer” and ending with and including “Clearance and Settlement”

Investing in the notes involves certain risks, including our credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this pricing supplement, under “Additional Risk Factors Specific to Your Notes” beginning on page PS-4 of the accompanying product prospectus supplement, under “Risk Factors” beginning on page 7 in the accompanying prospectus, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities Inc.) was equal to approximately $917.30 per $1,000 face amount, which is less than the original issue price.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100%	3.91%	96.09%
Total	$7,000,000	$273,700	$6,726,300

The agent will purchase the notes from us at the price to the public less the agent’s commission. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above.

We may use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated September 19, 2013 (the “prospectus”), and the product prospectus supplement, dated September 20, 2013 (the “product prospectus supplement”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict, this pricing supplement will control.

This pricing supplement, together with the documents listed below, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, dated September 19, 2013, and product prospectus supplement, dated September 20, 2013. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access the prospectus and product prospectus supplement on the SEC website at www.sec.gov as follows:

Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

You may access our documents on the SEC web site at www.sec.gov as follows:

•	Prospectus, dated September 19, 2013:

http://www.sec.gov/Archives/edgar/data/1163653/000119312513371180/d574488df3asr.htm

•	Product prospectus supplement, dated September 20, 2013:

http://www.sec.gov/Archives/edgar/data/1163653/000119312513373519/d598922d424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 19, 2013, and under “Additional Risk Factors Specific to Your Notes” in the accompanying product prospectus supplement, dated September 20, 2013. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This pricing supplement should be read together with the accompanying prospectus and the accompanying product prospectus supplement. The information in the accompanying prospectus and the accompanying product prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. We urge you to read all of the following information about all of the risks associated with the notes, together with the other information in this pricing supplement, accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes were Set on the Trade Date (as Determined by Reference to Our Pricing Models) Is Less Than the Original Issue Price of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our pricing models. Such estimated value is set forth on the front cover of this pricing supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, our pricing models considered certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that was determined by reference to our pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes.

The Interest Rate Payable on the Notes Is Uncertain and Could Be 0.0%

The interest rate on the notes for any interest period (other than the initial interest periods) is based on the spread (as defined below) minus the strike, which may result in an interest rate on your notes as low as 0.0%. No interest will accrue on the notes with respect to any interest period (other than the initial interest periods) for which the high side rates underlier minus the low side rates underlier (the difference of which we call the spread) minus the strike (0.25%) is zero or negative on the relevant interest determination date. If the spread minus the strike is zero or negative on each interest determination date, holders of the notes will receive no interest for the entire term of the notes after the initial interest periods. The interest rate on the notes, while determined based on the difference between the rates underliers minus the strike, will not necessarily equal either of the rates underliers. Accordingly, even if the 30-year USD CMS rate and the 2-year USD CMS rate increase dramatically, you will receive no interest on your notes for an interest period if, on the relevant interest determination date, the high side rates underlier is less than or equal to the sum of the low side rates underlier plus the strike.

Moreover, even if the spread minus the strike times the leverage factor is positive on one or more interest determination dates, the interest payable on the related interest payment dates could be less than what would be payable on conventional, fixed-rate notes of comparable maturity. This could occur if the spread minus the strike times the leverage factor is a low rate compared to conventional, fixed-rate notes of comparable maturity or, even if not initially low, if the spread minus the strike times the leverage factor declines and remains low on the remaining interest determination dates. If that occurs, the quarterly interest payments on the notes and payment of the principal amount (subject to our credit risk) at maturity or redemption may not compensate you for the effects of inflation and other factors relating to the value of money over time.

Because Nomura is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

The Notes Are Subject to Early Redemption at Our Option

Prospective purchasers should be aware that we have the right to redeem the notes on any optional redemption date, beginning on the first optional redemption date. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Interest Rate Payable on Each Interest Payment Date After the Initial Interest Periods is Based on the Spread Minus the Strike, and Thus the Level of the Rates Underliers, Only on the Relevant Interest Determination Date

The interest payment amount, if any, you will receive for each interest period (other than the initial interest periods) will be based only on the difference between the levels of the rates underliers on the applicable interest determination dates minus the strike times the leverage factor. Therefore, for example, if the level of the high side rates underlier fell precipitously on an interest determination date, and/or the level of the low side rates underlier rose precipitously on such interest determination date, the interest payment on the related interest payment date would be significantly less than it would otherwise have been had the interest payment amount been linked to the levels of the rates underliers prior to such fall or rise, as applicable. If the spread between the level of the high side rates underlier and the level of the low side rates underlier minus the strike is zero or negative on an interest determination date, you will not receive any interest for the related interest period, even if the spread minus the strike would have been positive if calculated on another day during such interest period. Although the actual spread between the level of the high side rates underlier and the level of the low side rates underlier on the interest payment dates or at other times during the life of the notes may be higher or lower than such spread on the interest determination dates, you will not benefit from such spread minus the strike at any time other than on the interest determination dates.

Your Notes are Subject to a Cap, and the Interest Rate on the Notes Will be Limited

Your notes are subject to a cap, meaning the interest rate payable on your notes on each interest payment date (after the initial interest periods) will be the lesser of the interest rate and the cap of 11.00% per annum. Therefore, the return you receive during any interest period after the initial interest periods may be less than what you would have received had you invested in a similar security that is not subject to the cap. If the spread between the high side rates underlier and the low side rates underlier is greater than 3.00% on a relevant interest determination date, your return will be adversely affected by the cap.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. We expect that, generally, the behavior of the rates underliers on the interest determination dates will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the rates underliers. The following factors, which are beyond our control, may influence the market value of your notes:

•	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

•	the time to maturity of the notes;

•	volatility of, or the perception of expected volatility of, the rates underliers, and the correlation between those volatilities;

•	the spread;

•	interest and yield rates in the market generally and expectations about future interest and yield rates; and

•	economic, financial, political, regulatory or judicial events that affect the debt markets generally.

Each of these factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus and the accompanying product prospectus supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences,” respectively. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

Your Notes Should Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The tax treatment of your notes depends upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term (“Front-Loaded” or “Back-Loaded”, respectively). We expect interest on the notes to be Front-Loaded and we intend to report payments on the notes in accordance with such position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes.

Assuming the notes are Front-Loaded, the notes should be characterized and treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. holder, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. If these special rules apply to your notes, you will likely be required to include an amount of interest in income in certain periods that is less than the stated interest on your note in such periods. We expect that this will be the case in early periods. Conversely, you will likely be required to include an amount of interest in income in certain periods that exceeds the interest that is due on your note for such periods. In the aggregate, if you are an initial purchaser of the notes and you hold your notes to maturity, the total amount of income you include should equal the total amount of interest you received. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below.

Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning and disposing of your notes in your particular circumstances.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after the initial interest periods for which the initial interest rate of 11.00% per annum is payable, the notes will pay interest on each interest payment date at a per annum interest rate calculated as specified under “Interest Rate” above. The following illustrates the process by which the interest rate and interest payment amount will be determined for all interest periods.

For purposes of these examples, we assume that the notes are not being redeemed by us on the applicable optional redemption dates.

Interest Rate Calculation

Step 1: Calculate the preliminary interest rate.

For each interest period, other than the initial interest periods to which the initial interest rate applies, the calculation agent determines a value for the rates underliers by determining, for the relevant interest determination date, the value of the high side rates underlier (the 30-year USD CMS rate) and the low side rates underlier (the 2-year USD CMS rate), and subtracting the low side rates underlier from the high side rates underlier, which results in the “spread.” See “Description of Debt Securities and Guarantee—Common Interest Rates—USD CMS Rate” in the accompanying prospectus. The spread minus the strike (0.25%) is then multiplied by the leverage factor (4.00) specified in the summary of terms beginning on the front cover of this pricing supplement. That result is the “preliminary interest rate” for that interest period.

Step 2: Calculate the per annum interest rate for each interest payment date.

For each interest period, other than the initial interest periods to which the initial interest rate applies, the calculation agent determines the per annum interest rate by comparing the preliminary interest rate with the cap and floor rates. If the preliminary interest rate is a negative number or is zero, the per annum interest rate for that interest period would be equal to the floor of 0.00% and you would receive no interest payment on the related interest payment date. See “Additional Risk Factors Applicable to Your Notes—The Interest Rate Payable on the Notes Is Uncertain and Could Be 0.0%.”

If the preliminary interest rate is a positive number but is less than 11.00% per annum, the preliminary interest rate will be the interest rate applicable to your notes for that interest period. If the preliminary interest rate is equal to or exceeds the cap of 11.00% per annum, the per annum interest rate for your notes for that interest period will equal the cap rate of 11.00%. See “Additional Risk Factors Applicable to Your Notes—Your Notes are Subject to a Cap, and the Interest Rate on the Notes Will be Limited.”

During the initial interest periods specified in the summary of terms beginning on the front cover of this pricing supplement, the per annum interest rate applicable to your notes will equal 11.00% regardless of the level of the rates underliers.

Step 3: Calculate the interest payment amount payable for each interest payment date.

For each interest period, once the calculation agent has determined the applicable interest rate per annum, the calculation agent will calculate the effective interest rate for the relevant interest period by multiplying the annual, or per annum, interest rate determined for that interest period by applying the applicable day count convention (30/360). See “Description of Debt Securities and Guarantee—Common Day Count Conventions” in the accompanying prospectus. The resulting effective interest rate is then multiplied by the relevant principal amount of the notes to determine the actual interest amount payable on the related interest payment date. No adjustments to the amount of interest calculated will be made if an interest payment date is not a business day.

The following table illustrates how the interest payment would be calculated for a given interest period under different hypothetical scenarios, based on the terms set forth beginning on the front cover of this pricing supplement and assuming that the notes have not been redeemed prior to the hypothetical interest payment date.

The values in the table below are hypothetical, have been chosen arbitrarily for the purpose of these examples, and should not be taken as an indication of the future performance of the rates underliers or the amount of interest that will be payable on the notes. Numbers in the table below have been rounded for ease of analysis.

Hypothetical 30-year USD CMS rate	Hypothetical 2-year USD CMS rate	Hypothetical spread minus strike(1)	Hypothetical interest rate (per annum)(2)	30/360 day count convention fraction	Hypothetical interest payment amount for interest period per $1,000 note(3)
0.00%	8.00%	–8.25%	0.00%	90/360	$0

3.00%	5.00%	–2.25%	0.00%	90/360	$0

5.00%	5.00%	-0.25%	0.00%	90/360	$0.00

5.00%	4.50%	0.25%	1.00%	90/360	$2.50

7.00%	6.00%	0.75%	3.00%	90/360	$7.50

8.00%	5.50%	2.25%	9.00%	90/360	$22.50

9.00%	6.00%	2.75%	11.00%	90/360	$27.50

13.00%	1.25%	11.50%	11.00%	90/360	$27.50

(1)	The spread is equal to the difference between the 30-year USD CMS rate minus the 2-year USD CMS rate. The strike is 0.25%.
(2)	The interest rate per annum is equal to the product of the leverage factor of 4.00 times the spread minus the strike, subject to a minimum of 0.00% and a cap of 11.00%.
(3)	The interest payment amount per $1,000 principal amount of the notes is calculated as the product of (i) $1,000 times (ii) the applicable interest rate per annum times (iii) (90/360).

We cannot predict the level of the rates underliers on any day or the market value of your notes, nor can we predict the relationship between the spread and the market value of your notes at any time prior to the maturity date. The actual interest payment that a holder of the notes will receive on each interest payment date will depend on the actual 30-year CMS rates and 2-year CMS rates determined by the calculation agent, which is our affiliate. Consequently, the amount of interest, if any, to be paid in respect of your notes on each interest payment date may be different from the information reflected in the table above.

HISTORICAL INFORMATION

Historically, the 30-year USD CMS rate and the 2-year USD CMS rate have experienced significant fluctuations. Any historical upward or downward trend in the 30-year USD CMS rate or the 2-year USD CMS rate during any period shown below is not an indication that such rates are more or less likely to increase or decrease at any time during the term of the notes. Historical 30-year USD CMS rates and 2-year USD CMS rates do not give an indication of future 30-year USD CMS rates and 2-year USD CMS rates. We cannot make any assurance that future 30-year USD CMS rates and 2-year USD CMS rates will result in you receiving any interest payments on the notes after the initial interest periods. Neither we nor any of our affiliates make any representation to you as to the performance of such rates.

The table below shows the high and low levels of the 30-year USD CMS rate and the 2-year USD CMS rate for each of the complete calendar quarters of 2010 through the first quarter of 2014. The graph below shows the historical levels of the spread (the 30-year USD CMS rate minus the 2-year USD CMS rate) since May 1994. We obtained the historical rates below from Bloomberg Financial Services, without independent verification.

Quarterly 30-year USD CMS rate and 2-year USD CMS rate High and Low, 2010-Current

Quarter/Period— Start Date	Quarter/Period— End Date	High Closing Level of the 30- Year CMS Rate	Low Closing Level of the 30- Year CMS Rate	High Closing Level of the 2- Year CMS Rate	Low Closing Level of the 2- Year CMS Rate
4/1/2010	6/30/2010	4.70%	3.72%	1.33%	0.97%

7/1/2010	9/30/2010	3.87%	3.16%	0.99%	0.59%

10/1/2010	12/31/2010	4.35%	3.29%	0.94%	0.47%

1/1/2011	3/31/2011	4.52%	4.14%	1.04%	0.74%

4/1/2011	6/30/2011	4.39%	3.88%	1.00%	0.58%

7/1/2011	9/30/2011	4.11%	2.61%	0.73%	0.42%

10/1/2011	12/31/2011	3.14%	2.57%	0.82%	0.57%

1/1/2012	3/31/2012	3.18%	2.60%	0.74%	0.48%

4/1/2012	6/30/2012	3.08%	2.30%	0.66%	0.53%

7/1/2012	9/30/2012	2.83%	2.26%	0.55%	0.37%

10/1/2012	12/31/2012	2.79%	2.46%	0.41%	0.35%

1/1/2013	3/31/2013	3.11%	2.80%	0.45%	0.37%

4/1/2013	6/30/2013	3.53%	2.76%	0.59%	0.34%

7/1/2013	9/30/2013	3.91%	3.43%	0.66%	0.47%

10/1/2013	12/31/2013	3.89%	3.54%	0.50%	0.37%

1/1/2014	3/31/2014	3.93%	3.47%	0.59%	0.43%

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider, among other things, the matters set forth under “United States Taxation” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying prospectus and the accompanying product prospectus supplement, respectively. The following discussion summarizes for U.S. holders (as defined in the accompanying prospectus) certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement and the section “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The tax treatment of your notes depends upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term (“Front-Loaded” or “Back-Loaded”, respectively). We expect interest on the notes to be Front-Loaded and we intend to report payments on the notes in accordance with such position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes.

Assuming the notes are Front-Loaded, the notes should be characterized and treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes. A more detailed discussion of those rules is set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the accompanying product prospectus supplement. Except as noted below under “Alternative Treatments,” the rest of this discussion assumes that the notes will be subject to these rules.

One consequence of the application of the contingent payment debt instrument rules to your notes is that you will likely be required to include an amount of interest in income in certain periods that is less than the stated interest on your note in such periods. We expect that this will be the case in early years. Conversely, you will likely be required to include an amount of interest in income in certain periods that exceeds the interest that is due on your note for such periods. In the aggregate, if you are an initial purchaser of the notes and you hold your notes to maturity, the total amount of income you include should equal the total amount of interest you received. It is not entirely clear how, under the rules governing contingent payment obligations, the maturity date for debt instruments (such as your notes) that provide for an early redemption right should be determined for purposes of computing the comparable yield and projected payment schedule. It would be reasonable, however, to compute the comparable yield and projected payment schedule for your notes (and we have made the computation in such a manner) based on the assumption that your notes will remain outstanding until the stated maturity date.

We have determined that the comparable yield for the notes is equal to 3.765% per annum, compounded quarterly. Based on the comparable yield, if you are an initial holder that holds the notes until the stated maturity date and you pay your taxes on a calendar year basis, we have determined that you will be generally required to include the following amount of ordinary income (subject to the positive and negative adjustments described in the accompanying product prospectus supplement) for each $1,000 investment in the notes made at the original issue price: $21.78 in 2014, $35.12 in 2015, $33.63 in 2016, $32.96 in 2017, $32.67 in 2018, $32.58 in 2019, $32.60 in 2020, $32.66 in 2021, $32.77 in 2022, $32.93 in 2023, $33.16 in 2024, $33.44 in 2025, $33.75 in 2026, $34.11 in 2027, $34.48 in 2028, $34.89 in 2029, $35.35 in 2030, $35.85 in 2031, $36.40 in 2032, $36.99 in 2033, $15.49 in 2034.

In addition, we have determined the projected payments for a note (based on an investment of a $1,000) are as follows:

Taxable Year	Payment on February 28	Payment on May 30	Payment on August 30	Payment on November 30
2014			27.50	27.50
2015	27.50	27.50	19.73	18.08
2016	16.38	15.27	13.96	12.93
2017	11.77	11.55	10.76	10.22
2018	9.56	9.59	9.05	8.77
2019	8.35	8.52	8.19	8.04
2020	7.84	7.95	7.79	7.73
2021	7.51	7.80	7.58	7.52
2022	7.25	7.48	7.23	7.17
2023	6.90	7.11	6.86	6.75
2024	6.59	6.65	6.54	6.49
2025	6.31	6.56	6.39	6.36
2026	6.19	6.40	6.21	6.17
2027	5.99	6.22	6.06	6.05
2028	5.93	6.03	5.96	5.91
2029	5.74	5.95	5.77	5.73
2030	5.58	5.79	5.61	5.56
2031	5.40	5.63	5.42	5.40
2032	5.32	5.40	5.30	5.28
2033	5.09	5.27	5.11	5.09
2034	4.90	5.07

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule. Any Form 1099-OID you receive in respect of the notes will not reflect the effects of positive or negative adjustments and therefore may overstate or understate your interest inclusions. You are urged to consult your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

The comparable yield and projected payment schedule set forth above is not provided to you for any purpose other than the determination of your interest accruals in respect of the notes, and we make no representations regarding the amount of contingent payments with respect to the notes.

Alternative Treatments. If the Internal Revenue Service disagrees with our conclusion with respect to whether interest is expected to be Front-Loaded, the Internal Revenue Service could treat your notes as debt instruments subject to the special tax rules governing variable rate debt instruments. If the notes are so treated, you would include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for federal income tax purposes. For a more detailed discussion of the rules that apply to variable rate debt instruments see “Supplemental Discussion of U.S. Federal Income Tax Consequences — Variable Rate Debt Instruments” in the accompanying product prospectus supplement.

You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the notes, provided that neither Nomura nor any of its subsidiaries or affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “agent”), and the agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. The agent has agreed to purchase the notes from us at 96.09% of the principal amount, resulting in aggregate proceeds to us of $6,726,300. The agent’s commission is equal to 3.91% or $273,700 in the aggregate. The agent will offer the notes to which this pricing supplement relates to the public at the public offering price set forth on the front cover of this pricing supplement and to certain dealers at such price less a concession not in excess of 3.91% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $30,000.

To the extent the agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the agent is unable to sell all the notes at the public offering price, the agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.